Exhibit 99.2 ANNOUNCEMENTS FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a - 16 or 15d - 16 of The Securities Exchange Act of 1934 Announcements sent to the London Stock Exchange National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom Update - Routine announcements in the period to 16 February 2021

9 February 2021 National Grid plc ('National Grid' or 'Company') Notification of Transactions of Persons Discharging Managerial Responsibilities ('PDMRs’) This announcement is made in accordance with Article 19 of the Market Abuse Regulation (‘MAR’) and relates to the National Grid Share Incentive Plan (‘SIP’) monthly purchases on behalf of PDMRs. In accordance with MAR the relevant Financial Conduct Authority (‘FCA’) notifications are set out below. 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Andy Agg 2 Reason for the notification a) Position/status Chief Financial Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.5143 18 d) Aggregated information - Aggregated volume

- Price e) Date of the transaction 2021.02.08 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Jonathan Butterworth 2 Reason for the notification a) Position/status Managing Director, National Grid Ventures b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.5143 17 d) Aggregated information - Aggregated volume

- Price e) Date of the transaction 2021.02.08 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Alison Kay 2 Reason for the notification a) Position/status Interim Chief Strategy and External Affairs Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.5143 15 d) Aggregated information

- Aggregated volume - Price e) Date of the transaction 2021.02.08 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name John Pettigrew 2 Reason for the notification a) Position/status Chief Executive Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s) GBP 8.5143 18 d) Aggregated information

- Aggregated volume - Price e) Date of the transaction 2021.02.08 f) Place of the transaction London Stock Exchange (XLON) 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Lucy Nicola Shaw 2 Reason for the notification a) Position/status Executive Director, UK b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Ordinary shares of 12 204/473p each GB00BDR05C01 b) Nature of the transaction Monthly purchase of securities (“partnership shares”) under the Share Incentive Plan c) Price(s) and volume(s) Price(s) Volume(s)

GBP 8.5143 18 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.02.08 f) Place of the transaction London Stock Exchange (XLON)

2 February 2021 National Grid plc ('National Grid' or 'Company') Notification of Transaction of Person Discharging Managerial Responsibilities ('PDMR’) This announcement is made in accordance with Article 19 of the EU Market Abuse Regulation (‘MAR’) and relates to the National Grid US Employee Stock Purchase Plan (‘ESPP’) monthly purchase on behalf of a PDMR. In accordance with MAR the relevant FCA notification is set out below. 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Adriana Karaboutis 2 Reason for the notification a) Position/status Chief Information and Digital Officer b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code American Depository Shares US 6362744095 b) Nature of the transaction Monthly purchase of securities under the National Grid Employee Stock Purchase Plan c) Price(s) and volume(s) Price(s) Volume(s) $50.407465 36.867159 d) Aggregated information - Aggregated volume - Price e) Date of the transaction 2021.02.01 f) Place of the transaction Outside a trading venue

01 February 2021 National Grid plc ('National Grid' or 'Company') Voting Rights and Capital Update National Grid's registered capital as at 01 February 2021 consisted of 3,814,951,606 ordinary shares, of which, 265,778,242 were held as treasury shares; leaving a balance of 3,549,173,364 shares with voting rights. The figure of 3,549,173,364 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure Guidance and Transparency Rules. Megan Barnes Head of Company Secretariat

21 January 2021 Grid Guide To… The Future of Gas ESG virtual education series for investors National Grid will today host our 'Grid Guide To… The Future of Gas' virtual event. This is the first in our virtual education series on Environment, Social and Governance (ESG) topics. The event will provide an opportunity to hear from our experts across our UK, US and NGV businesses, giving the market a deeper understanding of today's themes and the innovative projects we are working on. Please click https://streamstudio.world-television.com/CCUIv3/frameset.aspx?ticket=786-1014-26637&target=en-default- &status=ondemand&browser=ns-0-1-0-0-0&stream=html5-video-750 to join us for today's event, which will begin at 14.00GMT (registration required). Today's speakers will be: John Pettigrew, CEO Cordi O'Hara, Chief Operating Officer, Gas Sheri Givens, VP Head of Regulatory Strategy Antony Green, Project Director - Hydrogen Martin Cook, Business Development Director, National Grid Ventures There will be an opportunity for Q&A after today's presentations; to take part please use the phone numbers below, or the 'Ask a question' tab within the webcast screen. Typed questions will be asked anonymously unless you request for yours to be attributed. No material updates on current trading will be provided. All presentations and a video recording will be made available on National Grid's investor website (https://streamstudio.world-television.com/CCUIv3/frameset.aspx?ticket=786-1014-26637&target=en-default- &status=ondemand&browser=ns-0-1-0-0-0&stream=html5-video-750). Phone numbers to participate in the Q&A: United Kingdom (Local): 020 3936 2999 United Kingdom (Toll Free): 0800 640 6441 United States (Local): 1 646 664 1960 All other locations: +44 20 3936 2999 Participant access code: 560619 - you will be greeted by an operator to register CONTACTS Investors and Analysts Nick Ashworth +44 (0) 7814 355 590 James Flanagan +44 (0) 7970 778 952 Jonathan Clay +44 (0) 7899 928 247 Peter Kennedy +44 (0) 7966 200 094 Caroline Dawson +44 (0) 7789 273 241 CAUTIONARY STATEMENT This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid's (the Company) financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as 'aims', 'anticipates', 'expects', 'should', 'intends', 'plans', 'believes', 'outlook', 'seeks', 'estimates', 'targets', 'may', 'will', 'continue', 'project' and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid's future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid's ability to control, predict or estimate precisely, such as the impact of COVID-19 on its operations, employees, counterparties, funding and legal and regulatory obligations, but also more widely in terms of changes in laws or regulations, including any arising as a result of the United Kingdom's exit from the European Union; announcements from and decisions by governmental bodies or regulators, including those relating to the RIIO-T2 price control, as well as increased political and economic uncertainty resulting from COVID-19; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non-network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid's IT systems and supporting technology; failure to adequately forecast and respond to disruptions in energy supply; performance against regulatory targets and standards and against National Grid's peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this presentation include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid's borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries' transactions such as paying dividends, lending or levying charges; the delayed timing of recoveries and payments in National Grid's regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid's pension schemes and other post-retirement benefit schemes; the failure to attract, develop and retain employees with the necessary competencies, including leadership and business capabilities, and any significant disputes arising with National Grid's employees or the breach of laws or regulations by its employees; the failure to respond to market developments, including competition for onshore transmission, the threats and opportunities presented by emerging technology; the failure by the Company to respond to or meet its own commitments as a leader in relation to climate change development activities relating to energy transition, including the integration of distributed energy resources; and the need to grow the Company's business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the 'Risk factors' on pages 227 to 230 of National Grid's most recent Annual Report and Accounts, as updated by National Grid's unaudited half-year financial information for the six months ended 30 September 2020, published on 12 November 2020. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.

20 January 2021 National Grid plc ('National Grid' or 'Company') Notification of Transactions of Persons Discharging Managerial Responsibilities ('PDMRs’) This announcement is made in accordance with Article 19 of the EU Market Abuse Regulation (‘MAR’) and relates to the sale of securities on behalf of a PDMR. In accordance with MAR the relevant Financial Conduct Authority (‘FCA’) notifications are set out below. 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Badar Khan 2 Reason for the notification a) Position/status President, US b) Initial notification /Amendment Initial notification 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name National Grid plc b) LEI 8R95QZMKZLJX5Q2XR704 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code American Depositary Shares US 6362744095 b) Nature of the transaction Sale of National Grid plc securities c) Price(s) and volume(s) Price(s) Volume(s) USD 59.99 3,000 d) Aggregated information - Aggregated volume - Price

e) Date of the transaction 2021.01.19 f) Place of the transaction Outside a trading venue

20 January 2021 National Grid plc Publication of Final Terms The following final terms have been approved by the Financial Conduct Authority and are available for viewing: Final Terms in relation to the National Grid plc issue of EUR 500,000,000 0.163 per cent. Instruments due 20 January 2028 under the National Grid plc and National Grid Electricity Transmission plc Euro 15,000,000,000 Euro Medium Term Note Programme To view the full documents, please paste the following URL into the address bar of your browser: http://www.rns-pdf.londonstockexchange.com/rns/2286M_1-2021-1-19.pdf A copy of each of the above Final Terms has been submitted to the Financial Conduct Authority via the National Storage Mechanism and will shortly be available to the public for inspection at https://www.fca.org.uk/markets/primary-markets/regulatory-disclosures/national-storage-mechanisms For further information, please contact: Kwok Liu +44 (0) 7900 405 729 (m) Deputy Treasurer, Funding & Investment National Grid plc Surinder Sian +44 (0) 7812 485 153 (m) Corporate Communications National Grid plc DISCLAIMER - INTENDED ADDRESSEES Please note that the information contained in each Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus for the National Grid plc and National Grid Electricity Transmission plc Euro 15,000,000,000 Euro Medium Term Note Programme, constituted of the Prospectus dated 7 August 2020, the Supplementary Prospectus dated 9 September 2020, the Supplementary Prospectus dated 12 November 2020 and the Supplementary Prospectus dated 16 December 2020) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in each Final Terms you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein. Your right to access this service is conditional upon complying with the above requirement.